UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

EchoStar Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

278768106

(CUSIP Number)

December 6, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278768106	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons GoldenTree Asset Management LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,081,216
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,081,216

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,081,216
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person PN

CUSIP No. 278768106	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons GoldenTree Asset Management LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,081,216
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,081,216

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,081,216
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person OO (Limited Liability company)

CUSIP No. 278768106	Schedule 13G	Page 4 of 8

1	Names of Reporting Persons Steven A. Tananbaum
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,081,216
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,081,216

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,081,216
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person IN

CUSIP No. 278768106	Schedule 13G	Page 5 of 8

ITEM 1.	(a)	Name of Issuer:

EchoStar Corp. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

100 Inverness Terrace East, Englewood, CO 80112-5308.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

GoldenTree Asset Management LP (the “Investment Manager”)

GoldenTree Asset Management LLC (“IMGP”)

Steven A. Tananbaum

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, NY 10022.

(c)	Citizenship of each Reporting Person is:

Investment Manager and IMGP are organized under the laws of the State of Delaware. Mr. Tananbaum is a citizen of the United States.

(d)	Title of Class of Securities:

Class A common stock, $0.001 par value per share (“Class A Common Stock”).

(e)	CUSIP Number:

278768106

ITEM 3.

Not applicable.

CUSIP No. 278768106	Schedule 13G	Page 6 of 8

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of shares of Class A Common Stock of the Issuer as of the date hereof, based upon 36,219,803 shares of Class A Common Stock outstanding as of November 2, 2023, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
GoldenTree Asset Management LP	2,081,216	5.7%	0	2,081,216	0	2,081,216
GoldenTree Asset Management LLC	2,081,216	5.7%	0	2,081,216	0	2,081,216
Steven A. Tananbaum	2,081,216	5.7%	0	2,081,216	0	2,081,216

The securities reported in the table above include 2,081,216 shares of Class A Common Stock held of record by certain managed accounts (collectively, the “Accounts”) for which the Investment Manager serves as investment manager. Mr. Tananbaum is the managing member of IMGP, which is the general partner of the Investment Manager. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities held of record by the Accounts.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Investment Manager is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. The business of Investment Manager is the rendering of financial services and as such, it provides discretionary investment advisory services to each of the Accounts, which have the right to receive the proceeds from the sale of, or the power to direct the receipt of dividends from, the securities reported in this Schedule 13G.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 278768106	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 18, 2023

GOLDENTREE ASSET MANAGEMENT LP

By:	GoldenTree Asset Management LLC, its general partner

By:	/s/ Steven A. Tananbaum
Name:	Steven A. Tananbaum
Title:	Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

By:	/s/ Steven A. Tananbaum
Name:	Steven A. Tananbaum
Title:	Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum

CUSIP No. 278768106	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.